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EXHIBIT 12

CUMMINS INC. AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the years ended December 31,
	2007	2006	2005	2004	2003
	Millions
Earnings
Earnings before income taxes, minority interests, dividends on preferred securities of subsidiary trust and cumulative effect of change in accounting principles	$1,169	$1,083	$798	$432	$91
Add:
Fixed charges	98	134	144	142	134
Amortization of capitalized interest	6	5	5	4	3
Distributed income of equity investees	107	75	110	60	17
Less:
Equity in earnings of investees	(192)	(119)	(109)	(99)	(66)
Capitalized interest	(1)	(4)	(2)	—	(1)
Preferred dividends of consolidated subsidiaries	—	—	—	—	(11)

Earnings before fixed charges	$1,187	$1,174	$946	$539	$167

Fixed charges
Interest expense	$58	$96	$109	$111	$90
Capitalized interest	1	4	2	—	1
Amortization of premiums, discounts, and capitalized expenses related to indebtedness	1	1	2	4	2
Interest portion of rental expense(1)	38	33	31	27	30
Preferred dividends of consolidated subsidiaries	—	—	—	—	11

Total fixed charges	$98	$134	$144	$142	$134

Ratio of earnings to fixed charges	12.1	8.8	6.6	3.8	1.2

(1)
Amounts represent those portions of rent expense that are reasonable approximations of interest costs.

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  EXHIBIT 12
CUMMINS INC. AND CONSOLIDATED SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES